FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated April 11, 2024 of Diana Shipping Inc. (the "Company"), announcing the date for the Company’s 2024 Annual Meeting of Shareholders.
Attached to this Report on Form 6-K as Exhibit 99.2 is the Notice of the Annual Meeting of Shareholders and Proxy Statement of the Company, which was mailed to shareholders of the Company on or around April 10, 2024.
Attached to this Report on Form 6-K as Exhibit 99.3 is the Proxy Card of the Company, which was mailed to shareholders on or around April 10, 2024.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-256791 and 333-266999) that were filed with the U.S. Securities and Exchange Commission and became effective on July 9, 2021 and September 16, 2022, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: April 11, 2024	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Financial Officer,
Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
X: @Dianaship
For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES DATE FOR ITS
2024 ANNUAL MEETING OF SHAREHOLDERS

ATHENS, GREECE, April 11, 2024 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, announced today that the Company will hold its 2024 Annual Meeting of Shareholders (the “Meeting”) at 8:00 a.m. Eastern Time on May 21, 2024 in virtual format only. All shareholders of record as of April 1, 2024, who wish to attend may do so by following the instructions included in the Notice of Annual Meeting of Shareholders and accompanying proxy statement which is available on the SEC website at https://www.sec.gov/edgar/browse/?CIK=1318885&owner=exclude or by referring to the Company’s website at www.dianashippinginc.com.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Exhibit 99.2

April 10, 2024
TO THE SHAREHOLDERS OF DIANA SHIPPING INC.
Enclosed is a Notice of the Annual Meeting of Shareholders (the “Meeting”) of Diana Shipping Inc. (the “Company”) which will be held on May 21, 2024 at 8:00 a.m. Eastern Daylight Time. The Meeting will be held in a virtual format only via the Internet at www.virtualshareholdermeeting.com/DSX2024. You will not be able to attend the Meeting physically.
At the Meeting, holders of shares of common stock, par value US$0.01 per share (the “Common Shares”), Series C Preferred Stock, par value US$0.01 per share (the “Series C Preferred Shares”) and Series D Preferred Stock, par value US$0.01 per share (the “Series D Preferred Shares”) of the Company (the “Shareholders”) will consider and vote upon the following proposals:
1.	To elect four Class I Directors to serve until the 2027 Annual Meeting of Shareholders (“Proposal One”);
2.	To approve the appointment of Deloitte Certified Public Accountants S.A. as the Company’s independent auditor for the fiscal year ended December 31, 2024 (“Proposal Two”); and

3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy. The adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy.
If you virtually attend the Meeting, you may revoke your proxy and vote your shares in person.
WHETHER OR NOT YOU PLAN TO VIRTUALLY ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD TO BE MAILED TO YOU ON OR ABOUT APRIL 10, 2024, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours, Semiramis Paliou Chief Executive Officer

16 Pendelis Str., 175 64 Palaio Faliro, Athens, Greece
Tel: + (30) (210) 947-0100, Fax: + (30) (210) 947-0101
e-mail: ir@dianashippinginc.com – www.dianashippinginc.com

DIANA SHIPPING INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
April 10, 2024
NOTICE IS HEREBY given that the Annual Meeting of the holders of shares of common stock, par value US$0.01 per share (the “Common Shares”) (such holders, the “Shareholders”) of Diana Shipping Inc. (the “Company”) will be held on May 21, 2024 at 8:00 a.m. Eastern Daylight Time (the “Meeting”). The Meeting will be conducted completely as a virtual meeting via the Internet at www.virtualshareholdermeeting.com/DSX2024.  The Meeting will be held for the following purposes, of which items 1 and 2 are more fully set forth in the accompanying Proxy Statement:
1.	To elect four Class I Directors to serve until the 2027 Annual Meeting of Shareholders (“Proposal One”);
2.	To approve the appointment of Deloitte Certified Public Accountants S.A. as the Company’s independent auditor for the fiscal year ended December 31, 2024 (“Proposal Two”); and

3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
The Board has fixed the close of business on April 1, 2024 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.
IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO VIRTUALLY ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.
Shareholders will need to provide the control number included with the Notice of Annual Meeting of Shareholders or on the proxy card in order to be able to participate in the Meeting. Shareholders may log into the virtual meeting platform beginning at 7:45 a.m. Eastern Standard Time, on May 21, 2024.

If you virtually attend the Meeting, you may revoke your proxy and vote in person.
BY ORDER OF THE BOARD OF DIRECTORS

Ioannis G. Zafirakis
Secretary
April 10, 2024
Athens, Greece

DIANA SHIPPING INC.
16 PENDELIS STR.
175 64 PALAIO FALIRO
ATHENS GREECE
______________________

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 21, 2024
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Diana Shipping Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of holders of shares of common stock of the Company (the “Shareholders”) to be held virtually on May 21, 2024 at 8:00 a.m. Eastern Daylight Time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders of the Company who are entitled to vote at the Meeting as of April 1, 2024.
VOTING RIGHTS AND OUTSTANDING SHARES
On April 1, 2024 (the “Record Date”), the Company had outstanding 119,962,917 shares of common stock, par value US$0.01 per share (the “Common Shares”), 10,675 shares of Series C Preferred Stock, par value US$0.01 per share (the “Series C Preferred Shares”) and 400 shares of Series D Preferred Stock, par value US$0.01 per share (the “Series D Preferred Shares”). Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held, 1,000 votes for each Series C Preferred Share then held and approximately 70,439 votes for each Series D Preferred Share then held. One or more Shareholders representing at least one third of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.
The Common Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “DSX.”

REVOCABILITY OF PROXIES
A Shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s corporate office, at 16 Pendelis Str., 175 64 Palaio Faliro, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person (by participating through the virtual meeting website).

PROPOSAL ONE

ELECTION OF DIRECTORS
The Company currently has eleven directors divided into three classes. As provided in the Company’s Amended and Restated Articles of Incorporation, each director is elected to serve for a three‑year term and until such director’s successor is elected and has qualified. Accordingly, the Board has nominated Mr. Simeon Palios, Mr. Anastasios Margaronis, Mr. Ioannis Zafirakis and Ms. Jane Sih Ho Chao, for re-election as directors whose term will expire at the 2027 Annual meeting.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following four nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.
Nominees for Election to the Company’s Board
Information concerning the nominees for directors of the Company is set forth below:
Name	Age	Position
Simeon Palios	82	Class I Director
Anastasios Margaronis	68	Class I Director
Ioannis Zafirakis	52	Class I Director
Jane Sih Ho Chao	48	Class I Director

Simeon P. Palios has served as the Chairman of the Board of Directors of Diana Shipping Inc. since February 2005 and a Director of the Company since March 1999. He served as the Company’s Chief Executive Officer from February 2005 until February 2021. Mr. Palios also serves as the President of Diana Shipping Services S.A. which was formed in 1986. Mr. Palios has experience in the shipping industry since 1969 and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and marine engineer. Mr. Palios was the founder of Diana Shipping Agencies S.A., where he served as Managing Director until November 2004, having the overall responsibility for its activities. From January 13, 2010 until February 28, 2022, Mr. Palios also served as the Chairman of the Board of Directors of Performance Shipping Inc. (ex. Diana Containerships Inc.) and as Chief Executive Officer until October 2020. Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defense Association Limited. Since October 7, 2015, Mr. Palios has served as President of the Association “Friends of Biomedical Research Foundation, Academy of Athens”. He holds a bachelor's degree in Marine Engineering from Durham University.
Anastasios C. Margaronis has served as President and a Director of Diana Shipping Inc. since February 2005. He is also member of the Executive Committee of the Company. Mr. Margaronis is the Deputy President of Diana Shipping Services S.A., where he also serves as a Director and Secretary. Mr. Margaronis has experience in the shipping industry, including in ship finance and insurance, since 1980. Prior to February 21, 2005, Mr. Margaronis was employed by Diana Shipping Agencies S.A. in 1979 and performed on our behalf the services he now performs as President. He joined Diana Shipping Agencies S.A. in 1979 and has been responsible for overseeing our vessels’ insurance matters, including hull and machinery, protection and indemnity and war risks insurances. From January 2010 to February 2020, he served as Director and President of Performance Shipping Inc. (ex. Diana Containerships Inc.). In addition, Mr. Margaronis is a member of the Greek National Committee of the American Bureau of Shipping. He has also been on the Members’ Committee of the Britannia Steam Ship Insurance Association Limited since October 2022. From October 2005 to October 2019, he was a member of the board of directors of the United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited. He holds a bachelor's degree in Economics from the University of Warwick and a master's of science degree in Maritime Law from the Wales Institute of Science and Technology.

Ioannis Zafirakis has served as a Director and Secretary of Diana Shipping Inc. since February 2005 and Chief Financial Officer (Interim Chief Financial Officer until February 2021) and Treasurer since February 2020 and he is also the Chief Strategy Officer of the Company. Mr. Zafirakis is also member of the Executive Committee of the Company. Mr. Zafirakis held various executive positions such as Chief Operating Officer, Executive Vice-President and Vice-President. In addition, Mr. Zafirakis is the Chief Financial Officer of Diana Shipping Services S.A., where he also serves as Director and Treasurer. Also, he has served as a Director of OceanPal Inc. since April 2021. He has also served as the President, Secretary and Interim Chief Financial Officer of OceanPal Inc. from November 2021 to April 2023. He is also member of the Executive Committee of OceanPal Inc. From June 1997 to February 2005, Mr. Zafirakis was employed by Diana Shipping Agencies S.A., where he held a number of positions in finance and accounting. From January 2010 to February 2020, he also served as Director and Secretary of Performance Shipping Inc. (ex. Diana Containerships Inc.), where he held various executive positions such as Chief Operating Officer and Chief Strategy Officer. Mr. Zafirakis is a member of the Business Advisory Committee of the Shipping Programs of ALBA Graduate Business School at The American College of Greece. In 2024, Mr. Zafirakis attended and completed the Advanced Management Programme at INSEAD Business School in Singapore. Mr. Zafirakis has also obtained a certificate in “Blockchain Economics: An Introduction to Cryptocurrencies” from Panteion University of Social and Political Sciences in Greece. He holds a bachelor's degree in Business Studies from City University Business School in London and a master's degree in International Transport from the University of Wales in Cardiff.
Jane Chao has served as a Director of Diana Shipping Inc. since February 2023. She also serves as a director of Wah Kwong Shipping Holdings Limited, a position she has held since 2008. Ms. Chao is the managing director of Wah Kwong China Investment which includes residential and commercial properties as well as hospitality businesses in Shanghai and Wuxi. Ms. Chao has founded her own art consultancy company Galerie Huit and lifestyle gallery Maison Huit in 2009 and recently, the non-profit Chao-Lee Art Foundation in 2022. Ms. Chao has also served as a Council Member for Changing Young Lives Foundation helping underprivileged children in Hong Kong and China from 2014 to 2020.
Audit Committee. The Company’s Board has established an Audit Committee, composed of two members, which is responsible for reviewing the Company’s accounting controls, recommending to the Board the engagement of the Company’s outside auditors, and pre-approving audit and audit-related services and fees. Each member is an independent director. The members of the Audit Committee are Mr. Kyriacos Riris (Chairman and financial expert) and Mr. Apostolos Kontoyannis (member and financial expert). As the Company is a foreign private issuer, it is exempt from the corporate governance rules of the NYSE, other than the Audit Committee requirement.
Required Vote. Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy.
Effect of abstentions. Abstentions will not affect the vote on Proposal One.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Deloitte Certified Public Accountants S.A. as the Company’s independent auditor for the fiscal year ended December 31, 2024.
Deloitte Certified Public Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.
All services rendered by the independent auditors are subject to review by the Audit Committee.
Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy.
Effect of abstentions. Abstentions will not affect the vote on Proposal Two.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE CERTIFIED PUBLIC ACCOUNTANTS S.A. AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.

OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors

Ioannis G. Zafirakis
Secretary

April 10, 2024
Athens, Greece

Exhibit 99.3

DIANA SHIPPING INC.

COMPUTERSHARE
ATTN: KERRI SHENKIN
480 WASHINGTON BOULEVARD
29TH FLOOR
JERSEY CITY, NJ 07310

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com** or scan the QR Barcode above

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on May 20, 2024. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/DSX2024**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on May 20, 2024. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V46675-P11354 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

DIANA SHIPPING INC.

The Board of Directors recommends you vote FOR the following:

Nominees:	For	Against	Abstain
1a. Simeon Palios	☐	☐	☐
1b. Anastasios Margaronis	☐	☐	☐
1c. Ioannis Zafirakis	☐	☐	☐
1d. Jane Sih Ho Chao	☐	☐	☐

The Board of Directors recommends you vote FOR Proposal 2.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

V46676-P11354

DIANA SHIPPING INC.
Annual Meeting of Shareholders
May 21, 2024 8:00 AM Eastern Daylight Time
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) the Chairman of the Meeting as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of DIANA SHIPPING INC. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held as a virtual meeting via the Internet at www.virtualshareholdermeeting.com/DSX2024, at 8:00 AM, EDT on May 21, 2024, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side